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December 15, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:
Amanda Ravitz
Re:
ENDRA Life Sciences Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 6, 2016
File No. 333-214724

Dear Ms. Ravitz:
On behalf of ENDRA Life Sciences Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 14, 2016 with respect to the Company’s amended registration statement on Form S-1 (File No. 333-214724) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR a second amendment to the Registration Statement relating to the contemplated registration and offering of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock described in the Registration Statement, including as an exhibit thereto a revised opinion of counsel (the “Revised Opinion”) responding to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.
1.
We note counsel’s statement that it has acted as counsel on the registration statement as amended on November 21, 2016. Please file a revised opinion of counsel that refers to the most recently filed amendment, since the opinion is given as to the securities registered thereon.
The Company has filed the Revised Opinion in response to this comment.
2.
Counsel must examine all matters necessary to render its opinion pursuant to Section 601(b)(5) of Regulation S-K. As such, please file an opinion that does not include the third sentence of the second paragraph and makes clear that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.
The Company has filed the Revised Opinion in response to this comment.

U.S. Securities and Exchange Commission
December 15, 2016

3.
If counsel seeks to limit its opinion, each permitted assumption and limitation must be specifically identified. Please file an opinion of counsel that does not refer to “assumptions that are customary in opinion letters of this kind.”
The Company has filed the Revised Opinion in response to this comment.
4.
Refer to assumption (e) in the first paragraph on page 2. Counsel should not imply that its opinion is limited by whether an agreement is binding on the registrant. Please file a revised opinion that does not include the phrase “to the extent expressly set forth below.”
The Company has filed the Revised Opinion in response to this comment.
5.
Assumptions (a) in the first paragraph on page 2 and paragraphs (c) and (e) on page 4 of counsel’s opinion appear to assume matters that are legal matters essential to the opinion given. Please file a revised opinion without these assumptions.
The Company has filed the Revised Opinion in response to this comment.
6.
It is unclear why the filing of the charter mentioned in assumption (f) is necessary for rendering the opinion. In light of the existing charter, this assumption does not appear appropriate. Please remove this assumption or advise.
The Company has filed the Revised Opinion in response to this comment.
7.
Since a Form of Warrant has been filed with the registration statement, it is unclear why counsel has included the phrase “assuming that the terms of any Warrants offered pursuant to the Registration Statement and the Prospectus have been duly established in accordance with an applicable Warrant Agreement” in paragraphs 2 and 4 of its opinion. Please file a revised opinion of counsel that does not include this assumption.
The Company has filed the Revised Opinion in response to this comment.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.
Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:
Francois Michelon, Chief Executive Officer
Michael Thornton, Chief Technology Officer
David Wells, Chief Financial Officer (Interim)